NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Cisco Systems, Inc.

Name of persons relying on exemption: National Center for Public Policy Research

Address of persons relying on exemption: 2005 Massachusetts Avenue NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Cisco Systems, Inc. (“Cisco” or the “Company”)

RE: The case to vote FOR Proposal 5 (“Inclusion Programs Audit”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Center for Public Policy Research (“NCPPR”) is not able to vote your proxies, nor does this communication contemplate such an event. NCPPR urges shareholders to vote for Proposal 5, following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

In Support of Proposal 5

We write to encourage you to vote in favor of our proposal.

The bottom line first: There is reason to be concerned that Cisco’s Inclusion initiatives have not been properly authorized and maintained on the basis of traditional expected value, return on investment, and similar financial metrics. Accordingly, we urge you to vote in favor of our Proposal 5, which can be viewed on page 90 of Cisco’s proxy statement here: https://www.cisco.com/c/dam/en_us/about/annual-report/2025-cisco-proxy.pdf .

In addition, we are providing below an op ed setting forth additional relevant information. You can view the op ed separately, including additional supporting links, here: https://nationalcenter.org/ncppr/2025/10/20/stefan-padfield-dont-ask-cisco-about-the-roi-for-its-dei/ .

Don't Ask Cisco About the ROI For Its DEI

By Stefan Padfield

When a shareholder asks a company to demonstrate the financial return on a major investment, you’d expect an answer. But when the National Center for Public Policy Research asked Cisco Systems to affirm that the company’s investments in its diversity, equity, and inclusion (DEI) programs were properly assessed via expected value and return on investment (ROI) analysis, the company refused to engage. That refusal arguably says a lot about the current state of corporate accountability on DEI.

The National Center’s shareholder proposal (on file with this author) was straightforward: it asked Cisco’s board to evaluate and report on whether the company’s “Inclusion programs provide positive financial value to shareholders, accounting for cognizable litigation risk.” The request came in the wake of multiple Supreme Court decisions narrowing the legality of race-conscious programs—including Students for Fair Admissions v. Harvard (2023), which struck down affirmative action, and Ames v. Ohio Department of Health Services (2025), which clarified that “reverse discrimination” is simply discrimination under Title VII. These cases, along with multimillion-dollar verdicts such as Starbucks’ $25.6 million reverse-discrimination payout, make it clear that DEI initiatives carry real legal exposure.

In this context, asking whether Cisco’s DEI programs create measurable value sufficient to outweigh that risk—both via traditional expected value calculations preceding implementation and ongoing ROI assessments following implementation—is the kind of information gathering corporate decision-makers are duty-bound to perform or explain why not.

Instead, Cisco’s response was a study in evasion.

In its proffered opposition statement (on file with this author), Cisco recommended shareholders vote against the proposal, claiming that “inclusion is an innovation accelerator” and that its “existing public disclosures already provide robust information” about its programs. In other words: trust us. The company offered platitudes about “removing barriers to success” and “helping everyone contribute to meaningful technological advancements,” but not a single reference to return on investment. The phrases “profit,” “cost-benefit,” or “risk-adjusted value” never appear.

That omission is no accident. Cisco touts its 100% score on the Human Rights Campaign’s Corporate Equality Index and promotes race-based “Inclusive Communities” such as “Connected Black Professionals.” Its executives have apparently pledged to allocate mentoring resources on the basis of diversity. Each of these programs could expose the company to discrimination claims—yet Cisco refuses to say whether it has quantified either the upside or downside of these initiatives.

Meanwhile, independent analysts are raising alarms. The 1792 Exchange rates Cisco as “High Risk” for corporate bias, and leading research contradicts Cisco’s claims that DEI drives performance. As London Business School professor Alex Edmans has concluded, “There is no link between demographic diversity and performance, despite many flimsy reports claiming the contrary. Indeed, the evidence is that quota-driven demographic diversity reduces performance.” If Cisco has data showing otherwise, it has chosen not to share it.

Worse still, the company’s refusal to engage with the National Center contradicts both its own policies and SEC expectations. The Commission explicitly encourages companies to communicate in good faith with shareholder proponents to resolve issues before resorting to opposition. The National Center invited such a dialogue in writing, even offering multiple dates for discussion. Cisco ignored the request—despite its own public commitment to “engaging with our stockholders to gain valuable input on our strategy, compensation, sustainability, and governance practices.” So much for full disclosure.

This silence looks less like corporate confidence than corporate fear. If Cisco’s leadership believed its DEI investments truly boosted innovation and profitability, it could easily demonstrate that with data. Instead, it hides behind slogans. That’s a red flag—not only for those concerned about ideological bias, but for any investor who cares about sound governance and fiduciary duty.

In the wake of recent court rulings and political signals from Washington, companies are quietly backing away from DEI programs. Many have begun “rebranding” or sunsetting such initiatives, recognizing the legal and reputational risks. Cisco, however, is seemingly doubling down—apparently without a quantifiable expected value calculation or ROI analysis.

The question the National Center raised was not political. It was financial. What is the expected value of these programs? Are they reducing litigation exposure, increasing productivity, or helping win contracts? Or are they simply a cost center designed to placate activists? The refusal to engage these questions suggests Cisco knows the answer wouldn’t flatter it.

In an era when boards are rightly scrutinized for ESG spending, political donations, and environmental claims, Cisco’s resistance to a basic return-on-investment analysis stands out. If DEI is truly good for business, prove it. If it isn’t, fix it. Either way, shareholders deserve transparency—not spin.

Until Cisco can quantify the value of its DEI programs, investors should treat them as what they appear to be: unmeasured liabilities masquerading as moral virtue.

In light of all the foregoing, we we urge shareholders to vote FOR Proposal 5 on Cisco Systems, Inc.’s 2025 Proxy Voting Card.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA  TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL  MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR  AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES  BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR  ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL  AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD  NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR  PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS  ON YOUR PROXY CARD.

For questions regarding Cisco Systems, Inc. – Proposal 5 – “Inclusion Programs Audit”, sponsored by National Center for Public Policy Research, please contact Stefan Padfield, Executive Director, Free Enterprise Project, NCPPR, via email at spadfield@nationalcenter.org.